UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010

Commission File Number 000-53617

Coastal Pacific Mining Corp.
(Translation of registrant’s name into English)

927 Drury Avenue NE, Calgary, Alberta, T2E 0M3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F.

Form 20F ☑                                Form 40F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.
Yes ☐  No ☑

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

Forward-Looking Statements

Statements in this Current Report on Form 6-K (including the exhibits) that are not purely historical facts, including statements regarding Coastal Pacific Mining Corp.’s (“Coastal”) beliefs, expectations, intentions or strategies for the future, may be "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. All forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from the plans, intentions and expectations reflected in or suggested by the forward-looking statements. These risks and uncertainties include Coastal’s entry into option agreements for mining properties, the risk of obtaining financing, recruiting and retaining qualified personnel, and other risks described in Coastal’s Securities and Exchange Commission filings. The forward looking statements in this Form 6-K speak only as of the date hereof, and Coastal disclaims any obligation to provide updates, revisions or amendments to any forward looking statement to reflect changes in the Coastal’s expectations or future events.

Entry into a Material Definitive Agreement and Creation of a Direct Financial Obligation

On November 4, 2010, Coastal Pacific Mining Corp. (“Coastal” or the “Company”) entered into Stock Purchase Agreements (the “Purchase Agreements”) with four independent investors  (the “Investors”) who collectively purchased $1,000,000 in convertible notes issued by the Company pursuant to an offering conducted by the Company (the “Offering”).  The Purchase Agreements provided for the purchase by the Investors of a total of 2,857,143 shares of the Company’s Common Stock at a price of $0.35 per share, or  for an aggregate purchase price of $1,000,000 (the “Shares”).  In addition to the Shares, the Company also agreed to issue Warrants to purchase 4,285,714 shares of the Company’s Common Stock at an exercise price of $0.40 per share for 1,428,571  Class A Warrants and at an exercise price of $0.50 per share for the remaining 2,857,143 Class B Warrants.  Each of the Warrants has a five year term.   The Warrants cannot be exercised within six (6) months of closing and thereafter a total of 25% combining Class A and Class B warrants can be exercised for the following six months, at the end of twelve (12) months from closing all Class A and Class B warrants become exercisable.

From the date of the Agreement until the Investors hold any of the Shares, the Investors agrees not to pledge, hypothecate, loan or enter into short sales or other hedging transactions with broker-dealers or other financial institutions.  Further, the Company agreed that for any debt, equity or equity linked private financing by ways of shares of common stock of the Company consummated with twelve (12) months after the Closing, the Investors shall have a pro-rata right to purchase all or a part of the private financing on the same terms and conditions, and the Investors shall be precluded from converting the notes or from exercising the warrants previously issued under the Purchase Agreements until the Investors have either agreed to match the terms of the said financing or five (5) days after the rejection by the Investors,  whichever shall occur later.  The Investors shall have five (5) trading days to respond to a signed and accepted term sheet by the Company.

The Company has also granted certain registration rights to the Investors requiring that the Company use its best efforts to effect as soon as possible, but in no event later than six months from the Registration Request, the registration of the securities underlying the Warrants purchased as would permit or facilitate the sale or distribution of such securities in the manner and in all states reasonably requested by the Investors. This request for registration must be received by no less than 50% of the Investors holding the convertible notes.  There are no registration rights in regard to the convertible notes.

The Company hopes to raise a total of $2,000,000USD by way of multiple closings of the Offering.  Each of which will have the same terms and conditions as detailed above.

There were no brokers, agents or finders in connection with this Offering.

The Company is providing this report in accordance with Rule 135c under the Securities Act of 1933, as amended (“Rule 135c”), and the notice contained herein does not constitute an offer to sell the Company’s securities, and is not a solicitation for an offer to purchase the Company’s securities. The securities offered have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

A copy of the form of Purchase Agreement, Registration Rights Agreement, Convertible Notes, Class A Warrants, and Class B Warrants are filed herewith as Exhibits 10.1, 10.2, 10.3, 10.4 and 10.5, respectively.

Unregistered Sales of Equity Securities

See Item 1.01 above.

Name of Purchaser	Amount Invested $	Amount of Securities Acquired
Dartmore International Inc.	200,000.00	571,428 shares underlying the convertible notes, 285,714 Class A Warrants and 571,428 Class B Warrants
Executor Capital Inc.	225,000.00	642,857 shares underlying the convertible notes, 321,429 Class A Warrants and 642,857 Class B Warrants
Northlake Equities Ltd.(1)	275,000.00	785,714 shares underlying the convertible notes, 392,857 Class A Warrants and 785,714 Class B Warrants
Seacrest Ventures Ltd.	300,000.00	857,143 shares underlying the convertible notes, 428,571 Class A Warrants and 857,143 Class B Warrants
(1)  Northlake Equities Ltd. has prior made a loan to the Company in the total amount of $110,000.00 which funds were used for general working capital and the payment of certain cash payments required under the Hotstone and Santa Rita property agreements.    The Company and Northlake are negotiating on the conversion of this amount into a further placement under the convertible note offering.

The Company claims an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Act”) for the private placement of these securities pursuant to the exemption from the registration requirements found in Regulation S promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.  The offer and sale to the purchasers was made in an offshore transaction as defined by Rule 902(h). No directed selling efforts were made in the U.S. as defined in Rule 902(c).  The offer and sale to the purchasers was not made to a U.S. person or for the account or benefit of a U.S. person. The following conditions were present in the offer and sale:  a) The purchaser of the securities certified that it is not a U.S. person and did not acquire the shares for the account or benefit of any U.S. person; b) The purchaser has agreed to resell the securities only in compliance with Regulation S pursuant to a registration under the Securities Act, or pursuant to an applicable exemption from registration; and has agreed not to engage in hedging transactions with regard to the securities unless in compliance with the Securities Act; c) The purchaser has acknowledged and agreed with the Company that the Company shall refuse registration of any transfer of the securities unless made in accordance with Regulation S, pursuant to a registration statement under the Securities Act, or pursuant to an applicable exemption from registration; and d) The purchaser has represented that it is acquiring the shares for its own account, for investment purposes only and not with a view to any resale, distribution or other disposition of the shares in violation of the United States federal securities laws. Neither the Company nor any person acting on its behalf offered or sold these securities by any form of general solicitation or general advertising.  The shares sold are restricted securities and the certificates representing these shares have been affixed with a standard restrictive legend, which states that the securities cannot be sold without registration under the Securities Act of 1933 or an exemption therefrom.

Press Releases

Attached are press releases disseminated by the Company on November 5, 2010.

Exhibits	Description
10.1	Form of Securities Purchase Agreement	Filed herewith
10.2	Form of Registration Rights Agreement	Filed herewith.
10.3	Form of Convertible Note	Filed herewith.
10.4	Form of Class A Warrant	Filed herewith
10.5	Form of Class B Warrant	Filed herewith
99.1	News Release	Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COASTAL PACIFIC MINING CORP.

Date: November 5, 2010	By:	/s/ Joseph Bucci
Name: Joseph Bucci
Title: President and Chief Executive Officer